April 20, 2012

Mr. Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

100F St. NE

Washington, DC, 20549

(202) 551-3866

Subject: Bioshaft Water Technology, Inc. response letter to fax dated March26, 2012, copy attached.

Dear Mr. Gordon,

This is Bioshaft’s response to your comments and the proposed resolution regarding the items as listed.

Form 10-K/A for the Year Ended April 30, 2011

Item 8 - Financial Statements and Supplementary Data, page 29

Report of Independent registered Public Accounting \ Firm, page F-1

1.

At this time, we would like to inform you that our current auditors, Silberstein Ungar, PLLC CPA, had done sufficient testing to enable them to issue the report that is now being issued.  In their original report, they believed that they could refer to the prior auditors report related to the period from inception to April 30, 2009 without our needing a consent.  When they learned that a consent would be needed, they concluded they could revise their report and that the same audit report date could be used.

Form 10-Q for the Quarter Ended January 31, 2012

Item 1 - Financial Statements, page 2

Statements of Operations, page F-2

Bioshaft Water Technology, Inc.

1 Orchard Rd. Suite 220, Lake Forest, CA, 92630, USA, Tel. (949) 459-3557 x101, www.bioshaft.com

2.

We are in process of filing 10-Q/A for the period ending October 31, 2011. In the 10-Q/A we addressed and corrected the recognized net revenues.  We anticipate that this will eliminate the discrepancies of concern.

Item 2 - Management’s Discussion and Analysis of Financial of Financial Condition and Results of Operations, page 4

General

3.

The filed MD&A did not address the fact that the plants sold, in the Middle East, were through the Teaming Agreement with Zuhier A. Zahran and Company. Bioshaft did not receive any revenue nor incurred any costs related to these plants. According to the Agreement, Bioshaft will realize its share of net profit upon the completion of these projects. None of the listed projects were completed during the reported period.

In its effort to clearly report the current business activities in the MD&A, Bioshaft will provide a list of the plants sold for each period. Also, we will be accounting for the specific revenue and COS for each plant for the reported period.

Furthermore, we acknowledge that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you further questions, you may contact Sam Ariss, VP of finance, at (858) 472- 2551 or fax. (858)433-2924.

Sincerely,

/s/ Imad Kamel Yassine

Imad Kamel Yassine

Chief Financial Officer, Treasurer

Bioshaft Water Technology, Inc.

1 Orchard Rd. Suite 220, Lake Forest, CA, 92630, USA, Tel. (949) 459-3557 x101, www.bioshaft.com